March 13, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Melco Resorts & Entertainment Ltd.

Form 20-F for the Year Ended December 31, 2021 Filed on March 31, 2022

Correspondence from the SEC on February 28, 2023

File No. 001-33178

Attn:	Division of Corporation Finance

Office of Real Estate & Construction

Dear Messrs. Melandez and Link:

This letter sets forth the responses of Melco Resorts & Entertainment Ltd. (the “Company”) to the comments (the “Comments”) that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated February 28, 2023 in relation to the Company’s Form 20-F for Fiscal Year ended December 31, 2021 (the “2021 Annual Report”). Reference is made to a previous letter dated September 23, 2022 that the Company received from the Staff on the same matter (the “Prior Comment Letter”), to which the Company responded on October 7, 2022 (the “Prior Response Letter”).

We have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for Fiscal Year Ended December 31, 2021

General

1.	We note your response to prior Comment 1 and the proposed revision to your disclosure. Please revise to identify each officer and/or director located in China, Hong Kong or Macau.

Response

To address the Staff’s Comment, the Company intends to further revise (i) the section titled “Enforceability of Civil Liabilities” under “Item 10. Additional Information – B. Memorandum and Articles of Association” in its annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”) and (ii) the risk factor disclosure titled “You may have difficulty enforcing judgments obtained against us.” from page 77 of the 2021 Annual Report in its 2022 Annual Report. Set forth in Annex A is the relevant portion of the revised disclosure, redlined against the Company’s proposed disclosure that was submitted to the Staff in the Prior Response Letter.

Item 3. Key Information, page 12

2. We reviewed your response to Comment 4 and the proposed revisions to your disclosure. Please specifically quantify the dividends or distributions made to U.S. investors along with the source.

Response

To address the Staff’s Comment, the Company intends to further revise the section titled “Cash Flows Through Our Organization” on page 13 of the 2021 Annual Report in the 2022 Annual Report. Set forth in Annex A is the relevant portion of the revised disclosure, redlined against the Company’s proposed disclosure that was submitted to the Staff in the Prior Response Letter.

*     *     *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s Comments set forth above, please do not hesitate to contact me by phone in Hong Kong at (+852) 2598-3601 / (+853) 8868-7887 or by facsimile at (+853) 8867-7887, or you may contact our outside legal counsel, David C. Lee, Gibson, Dunn & Crutcher LLP, in the United States at +1 (949) 451-3842.

Very truly yours,

/s/ Geoffrey Davis
Geoffrey Davis Chief Financial Officer (Principal Financial Officer)

cc:	Stephanie Cheung, Chief Legal Officer

Tim Y. Sung, Group General Corporate Counsel

David C. Lee, Gibson, Dunn & Crutcher LLP

Annex A

The changes shown below are marked against the Company’s prior proposed disclosure that was submitted to the Staff in the Prior Response Letter.

To be added under “Item 10. Additional Information – B. Memorandum and Articles of Association” in the 2022 Annual Report:

Enforceability of Civil Liabilities

Virtually all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Japan. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A very significant portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect services of process within the United States upon these persons. In particular, ~~several of our officers and directors are generally~~while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Galante, spend a significant amount of time physically located in Hong Kong and/or Macau, and it could be more difficult to enforce liabilities and judgments on those individuals. For the same reasons, it may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our Company and our officers and directors, most of whom are not residents in the United States and the substantial ~~majority~~portion of whose assets are located outside of the United States.

To be added on page 77 of the 2021 Annual Report in the 2022 Annual Report:

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Japan. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect services of process within the United States upon these persons. In particular, ~~several of our officers and directors are generally~~while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Galante, spend a significant amount of time physically located in Hong Kong and/or Macau, and it will be more difficult to enforce liabilities and enforce judgments on those individuals.

To be added to page 13 of the 2021 Annual Report in the 2022 Annual Report:

Cash Flows Through Our Organization

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19 outbreak and to continue investing in our business. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions. Prior to such date, we had declared various quarterly dividends in 2018, 2019 and 2020, as well as a special dividend in 2017. For each of the years ended December 31, 2020, 2021 and 2022, we paid dividends in the amounts of $35.4 million, $0, and $0, respectively, to holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADRs which are traded on Nasdaq in the United States). These dividends were paid out of cash on hand. We cannot assure you that we will make any dividend payments on our shares in the future. Except as permitted under the Companies ~~Law~~Act, as amended, of the Cayman Islands, or the Companies ~~Law~~Act, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Shares and ADSs—We cannot assure you that we will make dividend payments in the future.” and “—Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness.”

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